Mail Stop 3561

      	April 26, 2006


Gary L. Gibson
President and Chief Executive Officer
Southwestern Public Service Company
Tyler at Sixth Street
Amarillo, Texas  79101

      Re:	Southwestern Public Service Company
      Registration Statement on Form S-3
      Filed March 27, 2006
      File No. 333-132724
      Form 10-K for Fiscal Year Ended December 31, 2005
      File No. 1-03789

Dear Mr. Gibson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3
1. Please note that it may be appropriate to include risk factors in your takedown supplements on issues specific to the securities, such as the lack of an intention to list the debt securities on any trading market.


About This Prospectus, page 1
2. Please consider combining this section with your Our Company section located on page 2 of your document.
3. You have indicated that a prospectus supplement "may also add, update or change information contained in this prospectus." A prospectus supplement may supplement but may not contradict, modify, or replace information in the prospectus. Please revise.

Description of Debt Securities, page 3
4. You have indicated that you may issue future issues of indebtedness under an indenture other than the indenture described in this prospectus. Please be advised that you must qualify your indenture at the time of effectiveness of the registration statement.
See Interpretations T.6 and T.8 of the Manual of Telephone Interpretations (July 1997). Please clarify whether you are referring to other issues of indebtedness that will not be registered on this registration statement, or advise us of the basis for issuing other issues using an indenture or documentation other than what you have disclosed.

General, page 3
5. We note the disclosure that "the terms, if any, upon which the Debt Securities will be convertible into or exchangeable for other securities or other property of our company or another person" will be described in prospectus supplements that you will file. It does not appear that you are eligible to issue convertible securities based on the form eligibility requirements of Form S-3. Please revise. Also, please advise us of the transaction instruction to Form S-3 on which you will rely to issue securities.
6. In the fifth paragraph on page 5, please clarify your reference to
"discontinued" securities.

Book-Entry System, page 9
7. Please delete the statement in the final sentence of this section indicating that you do not take responsibility for the accuracy of the information you provide regarding DTC. We would not object if you noted that you are not responsible for the performance by DTC of its obligations under the rules and procedures governing its operations.


Legal Opinions, page 12
8. Please confirm to us that you will file a legal opinion, in either a post-effective amendment or in a Form 8-K, for each takedown.

Exhibit 5.02
9. Counsel should remove the assumptions from the fourth paragraph of its opinion in which it assumes that the indenture constitutes a valid and binding obligation under New Mexico law and that the indenture has been duly authorized and executed and delivered by you in accordance with New Mexico law or the exhibit 5.01 opinion should directly address these matters.

Form 10-K for the Year Ended December 31, 2005

Item 1 - Business, page 3
10. Please disclose the estimated amount you spent during each of the last three fiscal years, for each of your segments, on research and development activities, if any.

Company Overview, page 5
11. In the first paragraph, you state that you derive a "major portion" of your retail electric operating revenues from your Texas operations. Please disclose this portion of your revenues that you derive from your Texas operations.
12. In this regard, please discuss in greater detail your business operations regarding the generation, purchase, transmission, distribution, and sale of electricity. For example, please describe the portions of the states in which your customers are located, and the means in which you generate, transmit, distribute, and sell electricity.

Utility Industry Growth, page 5
13. You state that you intend to focus on growing through investments in electric rate base to meet growing customer demands and to maintain or increase reliability and quality of service to customers.
Please discuss any investments that you are planning.

Utility Restructuring and Retail Competition, page 5
14. You state that you have no plan to implement retail competition in your Texas service area. Please clarify this statement by indicating your reasons for not implementing retail competition and how this will affect your business operations. Also, in the subsequent paragraph, you state that the retail electric business does face some competition. Please describe the competitive conditions in all of the particular markets in which you compete, estimate the number of your competitors, and estimate your competitive position.

Pending and Recently Concluded Regulatory Proceedings, page 7
15. You discuss your regulatory proceedings with the Federal
Energy
Regulatory Commission, the Public Utility Commission of Texas, and the New Mexico Public Regulatory Commission. Please tell us why you do not discuss any proceedings with the similar commissions in Oklahoma and Kansas, or provide disclosure regarding any proceedings in those states.

Capacity and Demand, page 9
16. Please disclose the complainants that filed the $3 million rate complaint against you at the Federal Energy Regulatory Commission in
November 2004.

Energy Sources and Related Transmission Initiatives, page 9
17. Please disclose your practices and your industry`s practices of meeting the rapid delivery requirements of your customers, assuring yourself a continuous allotment of capacity from your suppliers, and providing any extended payment terms to your customers.
18. In this regard, you state that you have contractual arrangements to purchase power from utilities and non-regulated energy suppliers and that you make short-term firm and non-firm purchases. Please tell us whether you are dependent on a small number of suppliers for your energy purchases. If so, please disclose this fact and discuss your options and any alternatives should you be unable to purchase energy from one or more of your major suppliers.
19. Also, you state that you have contractual arrangements with regional transmission service providers to deliver power and energy to the subsidiaries` native load customers. Again, please disclose if you are dependent on a small number of regional transmission service providers. If so, please disclose this fact and discuss your options and any alternatives should one or more of these transmission service providers become unable to fulfill their contractual obligations to you.

Fuel Supply and Costs, page 9
20. We note that you TUCO, Inc. has 100% of your projected 2006 supplies available but that there have been supply disruptions. Please discuss the nature of those disruptions, and discuss your options and any alternatives should TUCO, Inc. be unable to provide you will all of your coal needs.
Item 1A - Risk Factors, page 12
21. Please revise your Risk Factors so do not include risks that are generic or contain boilerplate language that could apply to any issuer. We believe a discussion of risks in generic terms does not tell your readers how the risk may affect their investment in you. Please revise your Risk Factors section generally to write each risk factor in plain English and avoid using boilerplate or generic risk factors. See Rule 421(d). As examples, please consider the following risk factors:

* "Our profitability depends in part on our ability to recover costs from our customers and there may be changes in circumstances or in the regulatory environment that impair our ability to recover costs from our customers."

* "Recession, grid disturbances, acts of war or terrorism could negatively impact our business."

* "Any reductions in our credit ratings could increase our financing costs and the cost of maintaining certain contractual relationships."

Further, some of your risk factor discussions do not clearly and concisely convey the actual risk, such as the last risk factor on page 12 and the last risk factor on page 15. Some of your risk factors should be separated into multiple risk factors, such as the last risk factor on page 14 and the second risk factor on page 15. Also, it is not appropriate for you to discuss the steps you are taking to mitigate or minimize the risks you discuss in this section.
Therefore, please remove any mitigating language such as in your last risk factor on page 12, the first full risk factor on page 14, and second full risk factor on page 14. Accordingly, please thoroughly revise this section to more precisely articulate the risks to your offering from each risk factor.

Increasing costs associated with our defined benefit retirement plans..., page 14
22. Please clarify what you mean by "assuming continuation of the current federal interest rate relief beyond 2005."

Item 7A - Quantitative and Qualitative Disclosures About Market
Risk,
page 20
23. We note in your disclosure that you conduct short-term wholesale and commodity-marketing activities, including the purchase and sale of electric capacity, energy, and other energy-related instruments.
For these market risk sensitive instruments entered into for trading purposes, it appears you have not provided the disclosure required under Item 305 of Regulation S-K using any of the three permitted alternatives. Therefore, please provide the appropriate disclosure required by Item 305 of Regulation S-K. To the extent you believe this disclosure is not required due to immateriality, please quantify for us the impact of these activities on your financial statements for each of the periods presented.

Item 8 - Financial Statements and Supplementary Data, page 21

Statements of Income, page 22
24. We note reconciling differences between the amounts you present in the "Depreciation and amortization" line item in your statements of income on page 22 and the related line item in your statements of cash flows on page 23. Please provide us with details regarding the nature and quantity of the items causing this reported difference.

Disclosure Controls and Procedures, page 45
25. We note your disclosure that SPS "maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rules 13a-15(e) and
15d-15(e).

Exhibits 31.01 and 31.02
26. We note that paragraph 4.a) of your certifications refers to the period in which this "annual" report is being prepared. Please file revised certifications that provide the exact language included in
Item 601(b)(31) of Regulation S-K and that do not refer to the "annual" report in paragraph 4.a).


*	*	*	*	*	*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Regina Balderas, Staff Accountant, at (202)
551-3722 or William Choi, Accounting Branch Chief, at (202) 551-
3716
if you have questions regarding comments on the financial statements and related matters. Please contact John

Fieldsend, Staff Attorney, at (202) 551-3343, Ellie Quarles,
Special
Counsel, at (202) 551-3238, or me at (202) 551-3720 with any other questions.

Sincerely,



      H. Christopher Owings
      Assistant Director


cc:	Robert J. Joseph, Esq.
	Jones Day
	Via Fax: (312) 782-8585

Gary L. Gibson
Southwestern Public Service Company
April 26, 2006
Page 1